PURCHASE AND SALE CONTRACT

THIS PURCHASE AND SALE CONTRACT (the "Contract"), dated this 17th day of May, 2011, and made effective as of the 26th day of May, 2011, by and among CRI Hotel Income Partners, L.P., a Delaware limited partnership ("Seller") and, Catamaran Properties LLC, a Florida limited liability company ("Purchaser").

1.   **AGREEMENT TO PURCHASE**. In consideration of the Earnest Money Deposit (as hereinafter defined), the mutual covenants herein set forth, and other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, Seller agrees to sell to Purchaser and Purchaser agrees to purchase from Seller, pursuant to the terms and conditions hereinafter set forth, all of Seller's right, title and interest in the following, all to the extent assignable:

> The real and personal property known and operated as the Clearwater Days Inn located at 3910 Ulmerton Rd., Clearwater, FL 33767, together with all improvements located on the property, including without limitation, that certain hotel facility located at 3910 Ulmerton Road, Clearwater, Florida commonly known as the Clearwater Days Inn (the "Hotel), and all furniture, trade assets, fixtures, inventory, supplies, and equipment used in the operation of the hotel business (all of the foregoing, shall hereinafter be collectively referred to as the "Property").

2.   **PURCHASE PRICE.**   The purchase price for the Property is Two Million Four Hundred Thousand and no/100 Dollars ($2,400,000.00) (the "Purchase Price") payable as follows:

> (a)   Purchaser will deposit the sum of One Hundred Thousand and no/100 Dollars ($100,000.00) (the "Earnest Money Deposit") within two (2) business days from the date hereof with the Law Offices of A. Clifton Black (the "Escrow Agent") by wire transfer into the Escrow Agent's account. Unless this Contract is sooner terminated as provided herein, the Earnest Money Deposit shall be paid to Seller and credited against the Purchase Price at Closing (as hereinafter defined). If Purchaser shall fail to deposit the Earnest Money Deposit within the time period provided for above, Seller may at any time prior to the deposit of the Earnest Money Deposit, terminate this Agreement, in which case this Agreement shall be null and void <u>ab initio</u> and in such event Escrow Agent shall immediately deliver to Seller all copies of this Agreement in its possession and thereafter, neither party shall have any further rights or obligations to the other hereunder, except as otherwise set forth in this Agreement. After the expiration of the Due Diligence Period, the Earnest Money Deposit shall be wholly non-refundable to Purchaser except in the event of Seller's default hereunder. If the Closing does not occur in accordance with the

terms hereof, the Earnest Money Deposit shall be held and delivered as hereinafter provided.

(b)   The Purchase Price less the Earnest Money Deposit shall be paid by Purchaser to Seller at the time of the Closing by wire transfer of immediately available federal funds.

3.   DUE DILIGENCE PERIOD. Purchaser, at its sole cost and expense, shall have until 5:00 p.m. Eastern time on July 1, 2011 (the "Due Diligence Period") within which to conduct such inspections as the Purchaser deems reasonably necessary and/or conduct investigation as it deems advisable including: investigation as to franchise requirements, economic feasibility studies, title reports, surveys and any other investigations as Purchaser may elect; provided, however, that in no event shall (i) such inspections or tests unreasonably disrupt or disturb the on-going operation of the Property or the rights of the guests of the Hotel at the Property, or (ii) Purchaser conduct any physical testing, drilling, boring, sampling or removal of, on or through the surface of the Property (or any part or portion thereof) including, without limitation, any ground borings or invasive testing of the Property (collectively, "Physical Testing"), without Seller's prior written consent, which consent may be given or withheld in Seller's sole and absolute discretion. In no event shall Seller be obligated as a condition of this transaction to perform or pay for any environmental remediation of the Property recommended by any such Physical Testing. After making such tests and inspections, Purchaser agrees to promptly restore the Property to its condition prior to such tests and inspections (which obligation shall survive the Closing or any termination of this Agreement). Prior to Purchaser entering the Property to conduct the inspections and tests described above, Purchaser shall obtain and maintain, at Purchaser's sole cost and expense, and shall deliver to Seller evidence of, the following insurance coverage, and shall cause each of its agents or consultants, if any, to obtain and maintain, and, upon request of Seller, shall deliver to Seller evidence of, the following insurance coverage: general liability insurance, from an insurer reasonably acceptable to Seller, in the amount of One Million and No/100 Dollars ($1,000,000.00) combined single limit for personal injury and property damage per occurrence, such policy to name Seller as an additional insured party, which insurance shall provide coverage against any claim for personal liability or property damage caused by Purchaser or its agents or consultants in connection with such inspections and tests. Seller shall have the right, in its discretion, to accompany Purchaser during any inspection provided Seller or its agents do not unreasonably interfere with Purchaser's inspection. Purchaser is entitled to terminate this Contract any time during the Due Diligence Period for any reason whatsoever, in Purchaser's sole and absolute discretion. In such event, Purchaser shall provide written notice of termination to Seller, and the Earnest Money Deposit shall be returned to Purchaser, and neither party shall have any further liability under this Contract except as expressly set forth herein.

(a)   **Inspection Obligations and Indemnity**. Purchaser and its agents or consultants shall: (a) not damage any part of the Property or any personal property owned or held by any guest; (b) promptly pay when due the costs of all tests, investigations and examinations done with regard to the Property; and (c) not permit any liens to attach to the Property by reason of the exercise of its rights hereunder. Purchaser shall, at its sole cost and expense, comply with all applicable federal, state and local laws, statutes, rules, regulations, ordinances or policies in conducting its inspection of the Property and Physical Testing.

(b)   **Termination**. In the event that Purchaser determines that it does not desire to acquire the Property, Purchaser shall provide written notice to Seller on or before 5:00 p.m. Eastern time on the expiration of the Due Diligence Period, whereupon this Agreement shall terminate, the Earnest Money Deposit shall be delivered to Purchaser and thereupon neither party shall have any further rights or obligations to the other hereunder except as expressly provided herein. If Purchaser shall fail to timely notify Seller in writing of its election to terminate this Agreement on or before the expiration of the Due Diligence Period, time being of the essence, the termination right described in this Section shall be immediately null and void and of no further force or effect and Purchaser shall be deemed to have accepted the financial and physical condition of the Property and the Earnest Money Deposit shall be deemed non-refundable except in the event of Seller's default hereunder. Purchaser's failure to provide such notice on or before the end of the Due Diligence Period shall constitute Purchaser's waiver of the herein-described termination right.

(c)   **Indemnity**. Purchaser agrees to indemnify, defend and hold Seller, its partners, officers, directors, employees, agents, attorneys and their respective successors and assigns, harmless from and against all claims, demands, suits, obligations, payments, damages, losses, penalties, liabilities, costs and expenses (including reasonable attorneys' fees) arising out of or resulting from the Purchaser's or its agents' or consultants' actions taken in, on or about the Property in the exercise of the inspection right granted pursuant to this Section3, including, without limitation, claims made by any guest against Seller for Purchaser's entry into such guest's premises or any interference with any guest's use or damage to its premises or property in connection with Purchaser's review of the Property, and (ii) Purchaser's obligations pursuant to Section 3. This Section 3(c) shall survive the Closing and/or any termination of this Agreement.

(d)   Purchaser further acknowledges and agrees that having been given the opportunity to inspect the Property, Purchaser, in making its decision to purchase the Property, will be relying solely on its own investigation of the Property and not on any information provided or to be provided by Seller, and Seller's representations and warranties set forth in this Agreement. Subject to any right of termination granted to Purchaser in this Agreement, Purchaser agrees to accept the Property at the Closing and waives all objections or claims against Seller (including, but not limited to, any right or claim of contribution) arising from or related to the Property or to any hazardous substances or hazardous waste on the Property. **Purchaser further acknowledges and agrees that, except as expressly provided in this Agreement, and as a material inducement to the execution and delivery of this Agreement by Seller, the sale of the Property as provided for herein is made on an "AS IS, WHERE IS" CONDITION AND BASIS "WITH ALL FAULTS."** Purchaser acknowledges, represents and warrants that Purchaser is not in a significantly disparate bargaining position with respect to Seller in connection with the transaction contemplated by this Agreement; that Purchaser freely and fairly agreed to this acknowledgment as part of the negotiations for the transaction contemplated by this Agreement; that Purchaser is represented by legal counsel in connection with this transaction and Purchaser has conferred with such legal counsel concerning this waiver.

(e)   Except as expressly stated herein, Seller makes no representation or warranty as to the truth, accuracy or completeness of any materials, data or information delivered by Seller to Purchaser in connection with the transaction contemplated hereby. Purchaser acknowledges and agrees that all materials, data and information delivered by Seller to Purchaser in connection with the transaction contemplated hereby are provided to Purchaser as a convenience only and that any reliance on or use of such materials, data or information by Purchaser shall be at the sole risk of Purchaser, except as otherwise expressly stated herein.

4.   **CLOSING.**   The closing (the "Closing") shall take place at a mutually agreed location designated, on or before July 18, 2011 (the "Closing Date"). Notwithstanding anything to the contrary contained herein, if the Closing has not occurred on or before July 18, 2011, Seller shall have the right to terminate the Contract whereupon the Earnest Money Deposit shall be disbursed to the Seller and neither party shall have any further obligation hereunder except as expressly set forth herein. The Closing shall occur through an escrow with the Title Company, whereby the Seller, Buyer and their attorneys need not be physically present at the Closing and may deliver documents by overnight air courier or other means.

(a)   On the Closing Date, the Seller shall execute, where necessary, and deliver to Purchaser the following:

(1)   A Special Warranty Deed in recordable form conveying the Property to Purchaser in fee simple subject only to the Permitted Exceptions.

(2)   An Owner's Affidavit satisfactory to the Title Company (as hereinafter defined) for the elimination of any standard or printed exceptions in Purchaser's final title policy, including, without limitation, the exception for unfiled mechanics' liens and parties in possession;.

(3)   An affidavit by Seller stating that Seller is not a "foreign person"

as defined in the Federal Foreign Investment in Real Property Tax Act of 1980 and the 1984 Tax Reform Act;

(4) Seller's tax identification number and any other documentation as may be reasonably required by the Title Company or the Purchaser to carry out the terms, covenants, conditions and intent of the Contract.

(5) Any and all other statements, releases, assignments and/or agreements necessary in order to effectuate the intent of this Contract.

(6) A closing statement prepared by the Title Company reflecting the Purchase Price and the adjustments and prorations required hereunder and the allocation of income and expenses required hereby (the "Closing Statement");

(7) Such documents as Purchaser's counsel or the Title Company may reasonably request to evidence Seller's authority to execute and perform under this Contract and to execute and deliver all documents conveying the Property to Purchaser.

(8) A bill of sale, sufficient to convey to Purchaser all of Seller's right, title and interest, if any, in the inventory, and equipment used in the operation of the Hotel located upon the Property.

(9) Any documents required by the Title Company relating to the filing of Florida tax returns and payment of applicable taxes by Seller.

(b) On the Closing Date, the Purchaser shall execute, where necessary, and deliver to Purchaser the following:

(1) The Purchase Price payable as set forth in Section 2.

(2) The Closing Statement.

(3) Purchaser's tax identification number and any other documentation as may be reasonably required by the Title Company (as hereinafter defined) or the Seller to carry out the terms, covenants, conditions and intent of the Contract.

(4)   Any and all other statements, releases, assignments and/or agreements necessary in order to effectuate the intent of this Contract.

(5)   Such documents as Seller or the Title Company may reasonably request to evidence Purchaser's authority to execute and perform under this Contract and to execute and deliver all documents conveying the Property to Purchaser.

5.   **FRANCHISE** - This Contract shall be contingent upon Purchaser's ability to obtain, at its sole cost and expense, the approval of Purchaser from Days Inn Worldwide, Inc. of a license to operate the hotel located on the property as a Days Inn. Purchaser shall be responsible for any fees and costs in connection with its franchise application with Days Inn Worldwide, Inc., including any and all costs involved to complete any improvements that are required in connection with Purchaser's franchise application with Days Inn Worldwide, Inc.

6.   **TAXES.**   Ad valorem (real and personal) property taxes shall be adjusted and apportioned as of the Closing Date with Seller paying all real estate and personal property taxes and any installments of special assessments attributable to the Property due and payable to, but not including, the Closing Date. If the exact amount of ad valorem taxes for the year in which the Closing occurs is not known at Closing, the proration of the taxes for the year in which the Closing occurs will be based on the prior year's taxes and shall be conclusive.

7.   **CLOSING COSTS.** At Closing, each party shall pay the legal fees and expenses of its counsel. Seller shall pay only for recording fees and transfer fees associated with recording the Special Warranty Deed. Purchaser shall pay all remaining filing, recording fees and expenses, title insurance, title examination and other title and escrow fees, and any survey costs.

8.   **REPRESENTATIONS.**   Each of the parties represents to the opposite party that (a) they are duly authorized and in good standing under the laws of the State of Florida and are authorized to do business in Florida (b) the execution and delivery of this Contract by the undersigned (including the execution and delivery of any documents at the closing) have been or will be duly authorized by their respective corporate boards, as applicable, and this Contract is binding and enforceable against the opposite party; and (c) neither the execution of this Contract nor the consummation of the transactions contemplated hereby will (i) result in a breach of or default under any agreement to which either party is a party or by which either party is bound or (ii) violate any law, rule, regulation, restriction, court-ordered agreement to which either party is subject. The representations made in this Contract by the parties shall be continuing and shall be deemed remade by each party as of the Closing Date with the same force and effect as if remade at that time.

Following a request from either party, the opposite shall furnish evidence of that party's authority to execute this Contract and to consummate the transactions contemplated herein. Such evidence shall be in a form and substance acceptable to the party requesting such evidence, and shall be delivered on or prior to the Closing Date.

The Seller further represents, to the best of its knowledge:

(a)   That it has received no written notice of, nor is the Seller aware of, any pending, threatened or contemplated action by any governmental authority or agency having the power of eminent domain, which might result in any part of the Property being taken by condemnation or conveyed in lieu thereof. The Seller shall, promptly upon receiving any such notice or learning of any such contemplated or threatened action, give the Purchaser written notice thereof.

(b)   That there is no pending litigation or dispute against the Seller with respect to the Property which if adversely determined could have a material adverse effect on the title to the Property or could materially and adversely affect the business of the Property, including, without limitation, any litigation or dispute involving or concerning the location of the lines and corners of the Property.

(c)   That to the best knowledge of Seller, Seller has not received any written notice of any violations of Environmental Laws.

(d)   That there is currently, to the best knowledge of Seller, no action or proceeding pending against Seller in regard to any activity upon the Property by any regulatory agency or municipal subdivision.

Purchaser and Seller hereby agree that the truthfulness of each of said representations and warranties and of all other representations and warranties herein made is a condition precedent to the performance by either of its obligations hereunder. Upon the material breach of any of these representations and warranties or upon the material breach by either of any other representation, warranty, condition or provision hereof, either may declare this Contract to be null and void, in which case the Earnest Money shall be fully refunded to Purchaser, if the misrepresentation or breach is on the part of the Seller; and shall be forfeited by Purchaser to Seller if the misrepresentation is on the part of the Purchaser.

9.   **TITLE**

(a)   Purchaser shall, at its own cost and expense, furnish the Seller with a copy of an owner's commitment to insure title to the Property from the title company of its choice (the "Title Company"). Purchaser shall 30 days from the date hereof to notify Seller in writing of any material defect in the condition of title. In the absence of any material defect, Purchaser hereby agrees to purchase title insurance in Purchaser's name pursuant to this Contract, and to accept title to the Property subject to the following, which shall not be considered material defects in the title (collectively referred to as the "Permitted Exceptions"): (1) all standard exclusions and printed exceptions set forth in the American Land Title Association Standard Form of Owner's Policy of Title Insurance (ALTA 1987 or 1990), including all matters that would be disclosed by a current and accurate survey of the property; (2) liens for taxes not yet due and payable; (3) easements for public utilities affecting the Property; (4) customary restrictive covenants, easements and rights of way affecting the Property; (5) rights of parties in possession; (6) local, state and federal laws, ordinances or governmental regulations, including but not limited to building and zoning laws, ordinances and other governmental regulations; (7) items of record or shown on the survey or matters that would be disclosed by a survey or physical inspection of the Property if Purchaser does not obtain a survey; and (8) items not objected to by Purchaser or waived or deemed waived by Purchaser in accordance with this Section 9.

Seller shall have the option, but not the obligation, at Seller's sole cost and expense, to cure or remove any material defect in title objected to by Purchaser (Seller may cure either by direct action or payment or by providing title insurance coverage which insures against the defect) or to pay the Purchaser at Closing (by credit toward the cash portion of the Purchase Price) an amount of money which Seller reasonably estimates to be sufficient to fully discharge the defect. Seller may extend the Closing Date by up to sixty (60) days in order to remove or cure the defect. If Seller elects not to cure or is unable to cure the defect, Seller shall so notify Purchaser prior to the Closing Date (or any extension thereof), and Purchaser's remedy shall be either (I) to terminate this Contract by giving Seller written notice thereof, in which event the Earnest Money Deposit, together with any interest thereon, shall be returned to Purchaser, and neither party thereafter shall have any further rights, duties or obligations hereunder, or (ii) to elect to purchase the Property subject to the defect not so removed or cured, in which event the defect not removed or cured shall be deemed to be a permitted defect, and the Purchase Price shall not be reduced by any amount.

(b)   State of Title. Title to the Property is to be conveyed to Purchaser at Closing, by Special Warranty Deed, in proper form for recording, and subject only to the Permitted Exceptions.

(c)   Title to the Property will be acquired in the name of the Purchaser as shown above.

10.   SURVEY.   Purchaser may, prior to closing, and at its sole cost and expense, cause a new survey of the Property to be made. Purchaser's obligations hereunder are not contingent upon Purchaser's obtaining a survey or Purchaser's being satisfied with the conditions any survey discloses.

11.   POSSESSION.   Possession of the premises subject to the Permitted Exceptions shall transfer as of the Closing Date.

12.   BROKERAGE.   The parties hereby represent to each other that except for any commission due to K.J Singh of Florida Property Group, whose compensation shall be the sole responsibility of Seller and who shall be paid only upon the Closing of the purchase and sale contemplated hereunder pursuant to a separate agreement, there is no real estate agent, broker, finder or salesperson who would be entitled to a commission on account of this sale. The parties agree to indemnify each other against any claim by any real estate agent, broker, or salesperson for commission where such real estate agent, broker or salesperson claims a commission on this sale through dealings with the indemnifying party. This provision shall survive the Closing.

13. **BREACH OF CONTRACT BY SELLER.** In the event the purchase and sale hereunder is not closed by reason of Seller's default of a material provision of this Contract, the parties hereto agree that the Purchaser shall have the right to (a) waive the same and close in accordance with this Agreement or (b) terminate this Agreement by giving written notice to the Seller, in which later event this Agreement shall be terminated as of the date of Seller's receipt thereof, and the Earnest Money Deposit shall be paid to Purchaser and neither party shall have any rights or liabilities to the other except as expressly provided herein. Purchaser expressly waives all other rights and remedies at law or in equity.

14. **BREACH OF CONTRACT BY PURCHASER.** In the event the purchase and sale hereunder is not closed by reason of Purchaser's default of a material provision of this Contract, then, upon receipt of written notice from Seller, Escrow Agent shall deliver the Earnest Money Deposit to Seller as full liquidated damages for Purchaser's default hereunder. The parties hereto expressly acknowledge that it is impossible to estimate more precisely the damages to be suffered by Seller upon Purchaser's default, and that the Earnest Money Deposit is intended not as a penalty, but as full liquidated damages. The parties further acknowledge that the amount of the Earnest Money Deposit represents a reasonable pre-estimate by the parties in the amount of the probable loss that Seller might be expected to suffer in the event the sale or purchase of the Property is not closed because of Purchaser's default. Seller's right to receive the Earnest Money Deposit as full liquidated damages is Seller's sole and exclusive remedy in the event of default hereunder by Purchaser, and Seller hereby waives and releases any right to (and hereby covenants that it shall not) sue the Purchaser (a) for specific performance of this Contract or (b) to prove that Seller's actual damages exceed the Earnest Money Deposit, which is hereby provided Seller as full liquidated damages. In the event the Purchaser and sale contemplated in this Contract is not consummated because of Purchaser's default, Purchaser hereby waives and releases any right to (and hereby covenants that it shall not) sue Seller to recover the Earnest Money Deposit or any part thereof, on the grounds that it is unreasonable in amount or that its retention by Seller is a penalty and not agreed upon and reasonable liquidated damages.

15. **CASUALTY.** Except as herein below provided, all risk of loss with respect to damage to the Property shall be borne by Seller until the Closing Date; thereafter, all risk of loss shall be borne by the Purchaser. In the event that the property is, in the opinion if the Seller, significantly damaged or is destroyed by fire or by other casualty or hazard prior to Closing, Seller shall have the option to restore the Property to its pre-casualty condition, or to cancel this Contract and Purchaser's Earnest Money Deposit shall be returned as a complete and final settlement to Purchaser of all of Seller's obligations hereunder. Should Seller desire to restore

the Property to its pre-casualty condition, Seller shall so notify Purchaser and thereafter have 120 days to complete such restoration, with the Closing Date to be postponed accordingly. If this Agreement is terminated, the Earnest Deposit shall be returned to Purchaser and thereafter neither Seller nor Purchaser shall have any further rights or obligations to the other hereunder except as expressly set forth herein. If this Agreement is not terminated, Seller shall not be obligated to repair any damage or destruction but (x) Seller shall assign, without recourse, and turn over to Purchaser all of the insurance proceeds, net of any costs of repairs and net of reasonable collection costs (or, if such have not been awarded, all of its right, title and interest therein) payable with respect to such fire or other casualty and (y) the parties shall proceed to Closing pursuant to the terms hereof without abatement of the Purchase Price except for a credit in the amount of the applicable insurance deductible.

      16.   **CONDEMNATION.** In the event any portion of the Property is condemned or is the subject of a condemnation proceeding by any governmental authority under its power of eminent domain, Purchaser may elect to (a) proceed to purchase the remaining portion of the Property with no adjustment to the Purchase Price, in which event Seller shall assign to Purchaser all of Seller's rights, title and interest in and to any condemnation awards, whether pending or already paid, or (b) terminate this Contract, in which event the Earnest Money Deposit shall be returned to Purchaser and no party shall have any further rights or obligations hereunder except for those which specifically survive the termination of the Contract.

      17.   **NOTICES.** All notices under this Contract shall be deemed delivered when personally delivered at the time of personal delivery, or, in the case of notices mailed postage prepaid, certified or registered mail, return receipt requested or by nationally recognized overnight delivery service with proof of delivery, as of the date of first attempted delivery at the address and in the manner provided herein to the address set forth next to the signature of each party below.

      18.   **TIME IS OF THE ESSENCE.** Time is of the essence in this Contract.

      19.   **WAIVER.** No failure or delay on the part of Seller in exercising any right of Seller, nor any action on the part of Seller or any course of dealing or partial performance shall be deemed a waiver of any right of Seller set forth herein or a modification of any terms set forth herein.

      20.   **ENTIRE AGREEMENT: AMENDMENT.** This written Contract constitutes the entire and complete agreement between the parties hereto and supersedes any prior oral or written agreements between the parties with respect to the Property. This Contract may not be amended, altered, modified or discharged except by an instrument in writing signed by the Purchaser and Seller.

      21.   **HEADINGS.** The paragraphs or section headings herein are for convenience of reference only and shall not be deemed to vary this Contract, or the covenants, agreements, representations and warranties herein set forth, or limit the provisions or scope thereof.

22. **SEVERABILITY.** The invalidity of any provision of this Contract shall not affect the validity or enforceability of any other provisions set forth herein.

23. **ASSIGNMENT.** Purchaser may not assign this Contract or Purchaser's rights hereunder without the prior written consent of Seller, which consent may be given or withheld in Seller's sole discretion. No such assignment shall release the Purchaser.

24. **BINDING EFFECT.** This Contract shall be binding upon and inure to the benefit of the parties hereto, and their respective successors, personal representatives, legal representatives, heirs and assigns.

25. **GOVERNING LAW.** This Contract and the rights and obligations hereunder and the provisions hereof shall be governed by and construed in accordance with the law of the State of Florida.

26. **EARNEST MONEY DEPOSIT/ESCROW AGENT.** Escrow Agent shall not be liable for any loss, costs or damages which it may incur as a result of holding disbursing the Earnest Money Deposit hereunder, except for any loss, costs or damages arising out of its willful default or breach of trust.

27. **PRORATIONS AT CLOSING.** The following adjustments shall be made between Seller and Purchaser of as 11:59 p.m. local time at the Property, on the day immediately preceding the Closing Date.

   (a)   Purchaser and Seller hereby acknowledge and agree that the amounts of all telephone, electric, sewer, water and other utility bills, trash removal bills, janitorial and maintenance service bills and all other operating expenses relating to the Property and allocable to the period prior to the Closing Date shall be determined and paid by Seller before Closing, if possible, or shall be paid thereafter by Seller or adjusted between Purchaser and Seller immediately after the same have been determined. Seller shall attempt to have all utility meters read as of the Closing Date. Purchaser shall cause all utility services to be placed in Purchaser's name as of the Closing Date. If permitted by the applicable utilities, all utility deposits in Seller's name shall be assigned to Purchaser as of the Closing Date and Seller shall receive a credit therefor at Closing.

   (b)   Any amounts previously paid by the Seller to parties under any of service contracts applicable to periods following the Closing Date shall be paid by the Purchaser to the Seller.

   (c)   There shall be no proration of Seller's insurance premiums and assignment of Seller's insurance policies. Purchaser shall be obligated to obtain any insurance coverage deemed necessary or appropriate by Purchaser.

(d) Seller shall receive full reimbursement from Purchaser at Closing for each of the following items:
   (1) prepaid fees or other charges for transferable licenses, advertising expenses, permits, telephone equipment, telephone rental, or other items, if any, to the extent the rights to such prepaid fees or other charges are assigned by Seller to Purchaser at Closing; and
   (2) transferable deposits with companies providing Utilities, if any, to the extent the rights to such transferable deposits are assigned by Seller to Purchaser at Closing.
(e) Tour agents' and travel agents' commissions with respect to the Hotel.
(f) Room charges as to the Hotel for the night commencing on the day before the Closing Date and ending on the morning of the Closing Date shall be split equally between the parties.
(g) Such items as are customarily provided and adjusted in the sale of a hotel (including, without limitation, promotional items and trade advertising and due bills) shall be apportioned between Seller and Purchaser.
(h) Seller shall be responsible for payroll of housekeeping due to cleaning those rooms rented by Seller for which they receive monies.

28. ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE.

(a) As and when the same are received by Purchaser, Purchaser shall pay Seller the full amount of all accounts receivable outstanding as of the Closing Date owing from any present guests of the Hotel incurred during that guest's present stay, and room charges for all guests of the Hotel for the night of the day before the Closing Date shall be the property of Seller as provided in Section 27(f). Said accounts receivable are hereinafter referred to as the "Included Accounts Receivable." Purchaser is not purchasing any of the receivables of the Hotel, including, without limitation, the Included Accounts Receivable; provided, however, Purchaser shall receive a credit to the Purchase Price in an amount equal to one-half (1/2) of the room charges referred to in Section 27(f) of this Agreement. Purchaser and Seller shall cooperate in the collection of such accounts receivable (including, without limitation, the Included Accounts Receivable), and for such purpose, Seller shall be entitled to assign a representative to be at the hotel for a period of ninety (90) days following the Closing to supervise such collections. Purchaser agrees to cause the Hotel's employees to cooperate with Seller's representative in reviewing such accounts receivable, and in answering any inquiries with respect thereto. Purchaser further agrees to promptly remit to Seller any funds received by it in payment of such accounts receivable. With regard to any collection made from any person or entity who is indebted to the Hotel both with respect to accounts receivable accruing prior to the Closing and to the accounts receivable accruing subsequent to the Closing, such collection shall be applied as designated, but if there is no designation, then any such collections received within ninety (90) days after the Closing shall be applied first to the indebtedness accrued prior to the Closing, but thereafter, any such collections shall be applied first to the payment of any amounts due to Purchaser on accounts accruing subsequent to the Closing.

(b)   Purchaser shall be credited, at Closing, for any accounts payable outstanding on the Closing Date, with respect to the operation of the Hotel prior to Closing, except those accounts payable that are disputed by Seller. Seller shall identify all such disputed accounts payable as provided in Section 28(c) and shall indemnify, defend and hold Purchaser harmless against any liability arising out of any accounts payable dispute(s) so identified by Seller. The accounts payable for which Purchaser is entitled to a credit against the Purchase Price at Closing are hereinafter referred to as the "Assumed Accounts Payable." In consideration of the credit against the Purchase Price, Purchaser agrees to pay all Assumed Accounts Payable as and when due and further agrees to indemnify, defend and hold Seller harmless from and against any cost or liability resulting from nonpayment or late payment of any of such Assumed Accounts Payable.

(c)   During the night of the day before the Closing Date, and prior to the time scheduled for the commencement of the Closing on the Closing Date, Seller's representatives shall prepare and deliver to Purchaser or its representatives a schedule detailing all Assumed Accounts Payable incurred prior to the day before the Closing Date.

29.   HOUSE BANKS; RESERVE. The sale of the Hotel does not include cash, checks and other funds, including till money, house banks, and notes, securities and other evidence of indebtedness held at the Hotel as of the day before the Closing Date, nor does it include balances on deposit to the credit of Seller with banking institutions (collectively, the "House Banks"), or any other funds, operating accounts or reserves held by Seller or on Seller's behalf.

30.   RESERVATION AND OTHER DEPOSITS. On the Closing Date, the aggregate amount of any reservation deposits or other advance payments and deposits (as determined by Purchaser and Seller) received by Seller (which shall be retained by Seller) shall be credited against the Purchase Price. Purchaser shall execute a receipt for any reservation deposits or other advance payments and deposits for which Purchaser receives a credit against the Purchase Price, and shall indemnify and hold Seller harmless from and against all claims by, and liabilities to, future guests pertaining to the application or return of the reservation deposits or other advance payments and deposits for which Purchaser receives a credit against the Purchase Price, in accordance with this Section 30.

31.   SAFES AND BAGGAGE. On the Closing Date, Seller shall cause the delivery to Purchaser of all of Seller's keys to the safes in the Hotel. On the Closing Date, Seller shall give written notices to those persons who have deposited items in the safes, advising them of the sale of the Hotel to Purchaser and requesting the removal or verification of their contents in the safes. All such removals or verifications on the Closing Date shall be under the supervision of Seller's and Purchaser's respective representatives. All contents that are to remain in the safes shall be recorded. Items belonging to guests who have not responded to such written notice by so removing and verifying their safe contents by the end of the Closing Date shall be recorded in the presence of the respective representatives. Any such contents so verified and recorded and thereafter remaining in the hands of Purchaser shall be the responsibility of Purchaser, and Purchaser hereby agrees to indemnify, defend and hold Seller harmless from and against any liability therefor. Seller hereby agrees to indemnify and hold Purchaser harmless from and against any liability arising from claims by guests for any loss of contents in the safe not recorded on the Closing Date. On the Closing Date, representatives of Purchaser and Seller shall take an inventory of all baggage, valises and trunks checked or left in the care of Seller. From and after the Closing Date, Purchaser shall be responsible for all baggage listed in said inventory, and Purchaser hereby agrees to indemnify, defend and hold Seller harmless from and against any liability therefor. Seller shall remain liable for any negligence or misfeasance with respect to such baggage which occurred prior to the Closing Date as well as for claimed omissions from said inventory, and Seller hereby agrees to indemnify and hold Purchaser harmless from and against any liability therefor.

      32.   **EMPLOYEES**. Purchaser shall assume no liability or responsibility for Seller's employees.

      33.   **CONFIDENTIALITY**. Purchaser and its representatives shall hold in confidence all data and information obtained with respect to Seller or its business, whether obtained before or after the execution and delivery of this Agreement, and shall not disclose the same to others; provided, however, that it is understood and agreed that Purchaser may disclose such data and information to the employees, consultants, accountants and attorneys of Purchaser provided that such persons agree in writing to treat such data and information confidentially. In the event this Agreement is terminated or Purchaser fails to perform hereunder, Purchaser shall promptly return to Seller any statements, documents, schedules, exhibits or other written information obtained from Seller in connection with this Agreement or the transaction contemplated herein. It is understood and agreed that, with respect to any provision of this Agreement which refers to the termination of this Agreement and the return of the Earnest Money Deposit to Purchaser, such Earnest Money Deposit shall not be returned to Purchaser unless and until Purchaser has fulfilled its obligation to return to Seller the materials described in the preceding sentence. In the event of a breach or threatened breach by Purchaser or its agents or representatives of this Section 33, Seller shall be entitled to an injunction restraining Purchaser or its agents or representatives from disclosing, in whole or in part, such confidential information. Nothing herein shall be construed as prohibiting Seller from pursuing any other available remedy at law or in equity for such breach or threatened breach. The provisions of this Section 33 shall survive Closing.

(Signatures Appear On Following Page)

IN WITNESS WHEREOF, the parties hereto have duly executed this Contract, as of the day and year first above written.

ADDRESS:
11200 Rockville Pike, Suite 500
Rockville, MD 20852
Fax: (301) 468-3150

SELLER:

CRI Hotel Income Partners, L.P.

By: CRICO Hotel Associates I, L.P., its General Partner

By: C.R.I., Inc., its general Partner

By: ____________________
Michael F. Murphy
Senior Vice President

ADDRESS:
52 Riley Rd., Suite 421
Celebration, Fl. 34747
Fax: (407) 386 7480

PURCHASER:

CATAMARAN PROPERTIES, LLC

By: ____________________
Name: Hita Shah
Its: Managing Member